Exhibit 99.1

[For immediate release]
XSEL to sell two Beijing Advertising Companies
Sharpening its focus on its sports broadcast business
BEIJING, May 14, 2010 – Xinhua Sports & Entertainment Limited (“XSEL” or the “Company”; NASDAQ: XSEL), a leading media group in China, announced today that it has entered into an agreement to sell the entirety of its equity interest in two of its print advertising companies, Beijing JinGuan XinCheng Advertising Co., Ltd and Beijing Jingshijinguan Co., Ltd to an independent, non-affiliated purchaser.
“This transaction will provide the Company with significant capital which we believe will go a long way towards addressing the Company’s liquidity issues and improving the Company’s balance sheet. It is part of our continued endeavor to reposition the Company to focus on sports media,” said Ms. Fredy Bush, XSEL’s CEO. “It is a key part of that exercise, and will help us to focus on our core platform of television, Internet, mobile phones and content, which provide a solid base for expansion in the sports media field.”
The transaction is subject to certain closing conditions and is expected to be completed during the second quarter of 2010. Financial terms of the transaction were not disclosed.
End
For more information:
Media Contact
Joy Tsang, XSEL, +86 21 6113 5999, joy.tsang@xsel.com
IR Contact
Graham Earnshaw, XSEL, +86 10 8567 6061, graham.earnshaw@xsel.com
Howard Gostfrand, American Capital Ventures, +1 305 918 7000, toll free +1 877 918 0774, info@amcapventures.com

About XSEL
XSEL is a leading sports and entertainment media company in China. Catering to a vast audience of young and upwardly mobile consumers, XSEL is well-positioned in China with its unique content and access. Through its key international partnerships, XSEL is able to offer its target audience the content they demand – premium sports and quality entertainment. Through its Chinese partnerships, XSEL is able to deliver this content across a broad range of platforms, including television, the Internet, mobile phones, cinema, university campuses and other multimedia assets in China. Along with its in-house advertising resources, XSEL offers a total solution empowering clients at every stage of the media process linking advertisers with China’s young and upwardly mobile demographic.
Headquartered in Beijing, the Company employs more than 1,350 people and has offices and affiliates in major cities throughout China including Beijing, Shanghai, Guangzhou, Shenzhen and Hong Kong. Xinhua Sports & Entertainment Limited shares are listed on the NASDAQ Global Market (NASDAQ: XSEL). For more information, please visit www.xsel.com.
Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” ''confident’’ and similar statements. Among other things, quotations from management in this announcement contain forward-looking statements. Statements that are not historical facts, including statements about XSEL’s beliefs and expectations are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those contained in any forward-looking statements. Potential risks and uncertainties include, but are not limited to, risks outlined in XSEL’s filings with the U.S. Securities and Exchange Commission, including its annual report on Form -20-F. All information provided in this press release is as of the date hereof, and XSEL undertakes no duty to update such information, except as required under applicable law.